Exhibit 99.8

PRESS RELEASE

Libya: TotalEnergies Increases its Interest
in the Waha Concessions

Paris, November 15, 2022 – TotalEnergies has completed the joint acquisition with ConocoPhillips of the 8.16% interest held by Hess in the Waha concessions, in Libya. As a result of this transaction, TotalEnergies’ interest in these concessions is increased from 16.33% to 20.41%.

This acquisition reflects TotalEnergies’ commitment to support Libya’s National Oil Corporation (NOC) in its efforts to restore and increase the country’s oil production, together with reducing gas flaring to increase supply to power plants for additional electricity supply. TotalEnergies and the NOC are also studying the development of dedicated solar projects to supply electricity to Waha production sites.

In parallel, and in order to increase the country’s renewable electricity supply, TotalEnergies has finalized with its partner Gecol the location and commercial terms to launch a 500 MWp solar plant project South of Misrata.

“With nearly 70 years of presence in the country, TotalEnergies is firmly committed to working alongside Libya’s National Oil Corporation to develop the Waha fields, provide its expertise in reducing gas flaring and support the country in its energy transition with the development of solar energy projects,” said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies.

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TotalEnergies in Libya

TotalEnergies has been present in Libya since 1954. In 2020, the Company’s production was 84,000boe/d. This production comes from the offshore Al Jurf field (TotalEnergies, 37.5%), the El Sharara onshore area (TotalEnergies, 15% on block ex-NC 115 and 12% on Block ex-NC 186) and the Waha fields (TotalEnergies, 16.33%, 20.41%, after the joint acquisition of Hess interest).

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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Cautionary Note

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